UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42684

RUBICO INC.
(Translation of registrant’s name into English)

20 Iouliou Kaisara Str

19002, Paiania

Athens – Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

On January 15, 2026, Rubico Inc. (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the shareholders of the Company approved and adopted the following three proposals:

1.	the election of Aristovoulos Christinis and George M. Daskalakis as Class A Directors to serve until the 2029 Annual Meeting of Shareholders;

2.	the ratification of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026; and

3.	the approval of one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the shares of the Company’s common stock issued and outstanding at the time of the reverse split at a cumulative exchange ratio of between one-for-two and one-for-250, inclusive, with the Company’s board of directors (including any duly constituted committee thereof, the “Board”) to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands; provided that any such reverse stock split or splits are implemented on or before August 1, 2028.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICO INC.
(Registrant)

By:	/s/ Nikolaos Papastratis
Name:	Nikolaos Papastratis
Title:	Chief Financial Officer

Date: January 16, 2026